EXHIBIT 12.1

CENTRAL GARDEN & PET COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Fiscal Year Ended					Six Months Ended March 28, 2015
	September 25, 2010	September 24, 2011	September 29, 2012	September 28, 2013	September 27, 2014
Income (loss) before income taxes, and income (loss) of equity method investees	$76,192	$47,850	$34,764	$(3,185)	$14,019	$28,986
Fixed charges (1)	34,672	38,918	41,162	44,038	43,608	22,819

Total earnings and fixed charges	110,864	86,768	75,926	40,853	57,627	51,805
Fixed charges (1)	$34,672	$38,918	$41,162	$44,038	$43,608	$22,819

Earnings to fixed charges excess (deficiency)	$76,192	$47,850	$34,764	$(3,185)	$14,019

Ratio of earnings to fixed charges (2)	3.20	2.23	1.84	N/M	1.32	2.27

(1)	Fixed charges consist of interest expense, the portion of rental expense under operating leases deemed by management to be representative of the interest factor and amortization of deferred financing costs.
(2)	For the fiscal year ended September 28, 2013, earnings were insufficient to cover fixed charges by approximately $3.2 million, and the ratio is not meaningful.